SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Midway Gold Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

598153104

(CUSIP Number)

Puja Seam

Investure, LLC

126 Garrett Street, Ste. J

Charlottesville, VA 22902

(434) 220-0280

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 6, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 598153104	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON INV-MID, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.05%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Investure Evergreen (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.05%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Investure, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.05%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Alice W. Handy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,000,000 Common Shares issuable upon conversion of Series A Preferred Shares 4,485,895 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.05%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2012 (the “Initial Schedule 13D”) and as amended by Amendment No. 1 filed with the SEC on April 2, 2014 (the Initial Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to as, the “Schedule 13D”) with respect to the common shares, no par value (the “Common Shares”), of Midway Gold Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends and supplements Items 5 and 6 as set forth below.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons. Percentages of the Common Shares outstanding reported in this Amendment No. 2 are calculated based upon an aggregate of 167,658,120 Common Shares outstanding, which consists of (i) 134,102,646 Common Shares outstanding as of May 2, 2014 as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed by the Issuer on May 7, 2014, (ii) 30,121,000 Common Shares issued by the Issuer in its underwritten offering that was consummated on June 6, 2014 (the “Underwritten Offering”) and (iii) 3,434,474 Common Shares issued to the holders of the Preferred Shares (the “Consent Fee Shares”) for consenting to the Underwritten Offering at a price below the conversion price of the Preferred Shares, and assumes conversion of the Preferred Shares held by INV-MID.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

In addition to the Common Shares reported on the cover pages of this Amendment No. 2, Hale Fund Management, LLC, a Delaware limited liability company (“HFM”), the manager of INV-MID, may be deemed to beneficially own an aggregate of 31,441,640 Common Shares (including 17,837,838 Common Shares issuable upon conversion of Preferred Shares), representing approximately 16.95% of the Common Shares in the aggregate. HFM does not have voting or investment power over the Common Shares or Preferred Shares held by INV-MID or the Common Shares underlying the Preferred Shares held by INV-MID. The Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with HFM and certain of its affiliates. The Reporting Persons expressly disclaim membership in a group with HFM or any other person.

(c)	On June 6, 2014, the Issuer issued 1,815,365 Common Shares to INV-MID, which represented its portion of the Consent Fee Shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The approval of the Preferred Super Majority is required to issue Common Shares below the conversion price of the Preferred Shares. As consideration for the Preferred Super Majority consenting to the issuance of the Common Shares in the Underwritten Offering, the Issuer agreed to issue to the holders of Preferred Shares, at the closing of the Underwritten Offering, the Consent Fee Shares. The Issuer issued 1,815,365 Common Shares to INV-MID at the closing of the Underwritten Offering, which represented its portion of the Consent Fee Shares. In addition to the issuance of the Consent Fee Shares to the holders of the Preferred Shares, the holders of Preferred Shares were offered a right to participate in the Underwritten Offering on a pro rata basis based on their fully-diluted ownership percentage of the Issuer.

In connection with the Underwritten Offering, INV-MID agreed not to, during the period beginning on May 29, 2014 and ending ninety (90) days after the closing date of the Underwritten Offering, without the written agreement of the underwriters (not to be unreasonably withheld), (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or such other securities, whether any such transaction in clauses (i) or (ii) is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing restrictions are subject to certain exceptions including for (A) securities issued upon conversion of the Preferred Shares, (B) securities issued as interest payments for the currently outstanding Preferred Shares and (C) the issuance of the Consent Fee Shares.

SIGNATURES

After reasonable inquiry and to the best of her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 9, 2014

INV-MID, LLC

By: Hale Fund Management, LLC, its manager

Name: Martin M. Hale, Jr.

Title: Managing Member

ALICE W. HANDY, individually and as managing
member of INVESTURE, LLC, for itself and as
managing member of INVESTURE EVERGREEN (GP), LLC

Alice W. Handy